UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of May 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

 Press Release, released publicly on May 15, 2008: Jacada Reports First Quarter 2008 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ Tzvia Broida
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	May 15, 2008

Jacada Reports First Quarter 2008 Results

Revenue Growth of 94% Year-over-Year, Software Revenue Grows 99%

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the first quarter ended March 31, 2008.

For the first quarter of 2008, total reported revenues rose 94% to $5.9 million compared to $3 million in the first quarter of 2007.

Non-GAAP gross profit for the first quarter was $3.8 million, or 65% gross margin, compared to $2 million in gross profit, or 65% gross margin in the first quarter last year. The first quarter non-GAAP net loss from continuing operations was ($423,000), or ($0.02) per share, compared to ($2.2 million), or ($0.11) per share in the first quarter of 2007.

Total GAAP gross profit was $3.8 million or 64% gross margin, compared to $1.9 million and 63%, respectively, in last year’s first quarter. Overall first quarter GAAP net income was $20.1 million, or $0.97 per share, which includes ($521,000) of net loss from continuing operations and $20.6 million of capital gain net of taxes from discontinued operations. This is compared to a GAAP net income of $468,000 or $0.02 per share in the first quarter of fiscal year 2007, which includes ($1.5 million) of net loss from continuing operations and $2 million in income net of taxes from discontinued operations.

“We are extremely pleased to begin 2008 with such a strong quarter,” commented Paul O’Callaghan, chief executive officer for Jacada. “We increased software revenue 99% year-over year, with software revenue representing 48% of total revenue for the quarter. In the first quarter nearly 20% of the software revenue contribution came from partners. We also saw strong additional orders from existing customers during the quarter, and expect this trend to continue as we successfully deliver initial phases of multi-phase projects. These are important indicators as increasing the software revenue component, and growing the software revenue contribution from our partners, are key elements to us achieving our growth and profitability objectives.”

At the end of the first quarter of 2008 cash and investments were $55.4 million, compared to $33.8 million reported on December 31, 2007. The increase in the company’s cash position is a result of the sale of the company’s legacy business to Software AG, which closed on January 1, 2008. An additional $2.6 million is being held in escrow as part of the transaction.

Also during the first quarter, the company:

  Completed the sale of its application modernization (legacy) business to Software AG for gross proceeds of $26 million.
  Signed a material contract extension with an existing telecommunications customer based in the United Kingdom.
  Won new customer contracts in strategic verticals including the telecommunications and financial services industries. The company signed new customer contracts with an international bank based in South Africa, a leading insurance provider in the UK and a leading mobile telecommunications provider in Asia.
  Announced the hiring of Mike Fuller as SVP of Global Field Services. Fuller has more than 26 years of services management experience in the telecommunications industry, with extensive expertise managing technical teams of as many as 600 specialists and $250 million in revenue. He brings a consistent history of successfully leading large, complex integration programs, services delivery and customer operations around the globe.
  Announced that it has received the required Israeli court approval for its share repurchase program, which was authorized by the Jacada board of directors and initially announced on February 13, 2008. The company anticipates initiating share repurchases subsequent to the end of its quiet period, after the announcement of first quarter results.

“Our customer service solutions continue to be adopted by major global organizations searching to differentiate brand quality and improve financial performance,” concluded Mr. O’Callaghan. “Due to our backlog, visibility in our sales pipeline and the progress of project deliverables, we are reiterating our revenue guidance for 2008 of $20 to $22 million, which represents an increase of 50% to 65% year-over-year. As demonstrated in this quarter’s results, we are well on our way to achieving our stated objectives of reducing our annual non-GAAP net loss by as much as 40% to 50% in 2008 compared to 2007. We also still anticipate reaching non-GAAP profitability during 2009.”

Conference Call Details

Any investor or interested individual can participate in the teleconference, which will begin at 10:30 a.m. Eastern Time on May 15, 2008. To participate in the teleconference, please call toll-free 888.713.4205, or 617.213.4862 for international callers, and provide passcode 32868022 approximately 10 minutes prior to the start time. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com. A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on May 15, 2008. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide passcode 31865026.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating income (loss), net income (loss) and income (loss) per share, which are adjustments from results based on GAAP to exclude discontinued operations, taxes, non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2008	2007
	Unaudited
Revenues:
Software licenses	$2,847	$1,432
Services	2,558	1,238
Maintenance	498	378

Total revenues	5,903	3,048

Cost of revenues:
Software licenses	82	61
Services	1,859	902
Maintenance	207	168

Total cost of revenues	2,148	1,131

Gross profit	3,755	1,917

Operating expenses:
Research and development	1,154	1,137
Sales and marketing	2,406	2,363
General and administrative	1,298	1,242

Total operating expenses	4,858	4,742

Operating loss	(1,103)	(2,825)
Financial income, net	448	436

Pretax loss from continuing operations	(655)	(2,389)
Tax benefit	134	893

Net loss from continuing operations	(521)	(1,496)
Net income from discontinued operations, net of taxes	20,572	1,964

Net Income	$20,051	$468

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.03)	$(0.08)
From discontinued operations	$1.00	$0.10
Basic and diluted net earnings per share	$0.97	$0.02

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	20,620,432	20,145,607

NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2008	2007
	Unaudited
Revenues:

Software licenses	$2,847	$1,432
Services	2,558	1,238
Maintenance	498	378

Total revenues	5,903	3,048

Cost of revenues:
Software licenses	45	21
Services	1,835	883
Maintenance	206	167

Total cost of revenues	2,086	1,071

Gross profit	3,817	1,977

Operating expenses:
Research and development	1,132	1,122
Sales and marketing	2,340	2,321
General and administrative	1,160	1,137

Total operating expenses	4,632	4,580

Operating loss	(815)	(2,603)
Financial income, net	448	436

Pretax loss from continuing operations	(367)	(2,167)
Tax expense	(56)	(41)

Net loss from continuing operations	$(423)	$(2,208)

Basic and diluted net earnings (loss) per share:	$(0.02)	$(0.11)

Weighted average number of shares used in computing basic and diluted net loss per share	20,620,432	20,145,607

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended March 31, 2008 (unaudited)
	GAAP	Adjustments				Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations net of taxes	Tax benefit associated with discontinued operations
Revenues:
Software licenses	$2,847					$2,847
Services	2,558					2,558
Maintenance	498					498

Total revenues	5,903					5,903

Cost of revenues:
Software licenses	82	(37)				45
Services	1,859		(24)			1,835
Maintenance	207		(1)			206

Total cost of revenues	2,148	(37)	(25)			2,086

Gross profit	3,755	37	25			3,817

Operating expenses:
Research and development	1,154		(22)			1,132
Sales and marketing	2,406		(66)			2,340
General and administrative	1,298		(138)			1,160

Total operating expenses	4,858		(226)			4,632

Operating loss	(1,103)	37	251			(815)
Financial income, net	448					448

Pretax Income (loss)	(655)	37	251			(367)
Tax (expense) benefit	134				190	(56)
Income (Loss) from continuing operations	(521)	37	251		190	(423)
Income from discontinued operations, net of taxes	20,572			(20,572)		-

Net income (loss)	$20,051	$37	$251	$(20,572)	$190	$(423)

Basic and diluted net income (loss) per share
Continuing operations	$(0.03)					$(0.02)
Discontinued operations	$1.00					$-
Total	$0.97					$(0.02)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	20,620,432					20,620,432

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2008	2007
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (1)	$23,892	$5,960
Marketable securities (1)	8,839	10,869
Trade receivables, net	5,051	3,613
Assets of discontinued operations	1,241	7,752
Other current assets	2,408	1,736

Total current assets	41,431	29,930

LONG-TERM INVESTMENTS:
Marketable securities (1)	22,643	16,995
Restricted cash held by trustee	2,618	-
Severance pay fund	913	970

Total long-term investments	26,174	17,965

PROPERTY AND EQUIPMENT, NET	1,139	992

OTHER ASSETS, NET:
Other intangibles, net	81	118
Goodwill	3,096	3,096

Total other assets, net	3,177	3,214

Total assets	$71,921	$52,101

(1) Total Cash and Investments	$55,374	$33,824

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,200	$1,167
Deferred revenues	2,644	1,893
Accrued expenses and other liabilities	3,403	3,308
Liabilities of discontinued operations	2,258	4,246

Total current liabilities	9,505	10,614

LONG-TERM LIABILITIES:
Deferred revenues	122	61
Accrued severance pay	1,522	1,522

Total long-term liabilities	1,644	1,583

SHAREHOLDERS' EQUITY:
Share capital	59	59
Additional paid-in capital	73,754	73,393
Accumulated other comprehensive profit	874	418
Accumulated deficit	(13,915)	(33,966)

Total shareholders' equity	60,772	39,904

Total liabilities and shareholders' equity	$71,921	$52,101

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Three months ended March 31, 2008
Unaudited
Cash flows from operating activities:

Net Income	20,051
Less: Net income from discontinued operations net of taxes	(20,572)

Net loss from continuing operations	(521)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations :
Depreciation and amortization	147
Stock-based compensation related to options granted to employees and directors	251
Stock-based compensation expenses related to options granted to non-employees	3
Accrued interest and amortization of premium on marketable securities	81
Loss from sales of marketable securities	(105)
Increase in accrued severance pay, net	57
Increase in trade receivables, net	(1,438)
Increase in other current assets	(583)
Increase in trade payables	33
Increase in deferred revenues	812
Increase in accrued expenses and other liabilities	95

Net cash used in operating activities from continuing operations	(1,168)

Net cash provided by operating activities from discontinued operations	324

Net cash provided by operating activities	(844)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(19,026)
Proceeds from sale and redemption of available-for-sale marketable securities	15,799
Purchase of property and equipment	(257)

Net cash used in investing activities from continuing operations	(3,484)

Proceeds from sale of discontinued operation, net	22,153

Net cash provided by investing activities	18,669

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Three months ended March 31, 2008
Unaudited
Cash flows from financing activities:

Proceeds from exercise of stock options	107

Net cash provided by financing activities from continuing operations	107

Increase in cash and cash equivalents	17,932
Cash and cash equivalents at the beginning of the period	5,960

Cash and cash equivalents at the end of the period	23,892

CONTACT:
Jacada
Tzvia Broida
Chief Financial Officer
972 9 9525927
Tzvia@jacada.com
Or
Hayden Communications
Peter Seltzberg, 646-415-8972
peter@haydenir.com